EXHIBIT (a)(5)(B)

FOR IMMEDIATE RELEASE
For More Information Contact:
Michael H. Owens, MD, MPH, FACPE, CPE President & CEO, iVOW, Inc. (858) 703-2820

iVOW, Inc. Reports Participation Results in
Offer to Exchange Warrant Program

        San Diego, CA-June 13, 2006-iVOW, Inc. (NASDAQ: IVOW), a provider of disease management services for the treatment of chronic and morbid obesity, today reported participation results of its offer to exchange warrant program (the "Offer to Exchange").

        The Company's Offer to Exchange expired at 5:00 p.m. (PDT) on June 12, 2006. Pursuant to the Offer to Exchange, the Company's existing warrant holders:

  •
  tendered their existing warrants to purchase an aggregate of 739,726 shares of common stock at an exercise price of $3.00 per share, in exchange for new warrants to purchase an aggregate of 739,726 shares of common stock at an exercise price of $1.40 per share.

  •
  tendered their existing warrants to purchase an aggregate of 62,695 shares of common stock at an exercise price of $3.18 per share, in exchange for new warrants to purchase an aggregate of 62,695 shares of common stock at an exercise price of $1.40 per share.

  •
  tendered their existing warrants to purchase an aggregate of 46,503 shares of common stock at an exercise price of $9.50 per share, in exchange for warrants to purchase an aggregate of 46,503 shares of common stock at an exercise price of $2.50 per share.

        The warrant holders participating in the Offer to Exchange must exercise their new warrants for cash by June 22, 2006, or the new warrants will expire in accordance with their terms. The purpose of the Offer to Exchange is to raise funds to support the Company's operations.

About iVOW, Inc.

        Our business is focused exclusively on the disease state management of chronic and morbid obesity. We provide program management, healthcare services, operational consulting and clinical training services to employers, payors, physicians and hospitals involved in the medical and surgical treatment of the chronic and morbidly obese. We also provide specialized vitamins to patients who have undergone obesity surgery. Our corporate website is www.ivow.com; information on our nutritional supplements for post-surgical gastric bypass patients may be found on www.vistavitamins.com. iVOW is traded on the NASDAQ Capital Market under the stock symbol IVOW.

Forward Looking Statements

        This news release may contain forward-looking statements concerning the business and products of iVOW, Inc. Actual results may differ materially depending on a number of risk factors which are described in the Company's press releases and periodic filings with the Securities and Exchange Commission. The Company's public filings are available at www.sec.gov. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.